EXHIBIT 99.77C

Item 77C.

Matters submitted to a vote of security holders.

The Annual Meeting of Shareholders of the Fund was held on May 10, 2012. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

		For	Withheld
1.	To elect four directors to serve until the Annual Meeting in the year indicated below or until their successors are duly elected and qualified:
	Stewart E. Conner (2015)	14,673,808	366,360
	Eileen A. Moran (2015)	14,685,505	365,213
	David J. Vitale (2015)	14,673,808	376,910
	Nancy Lampton (2015)*	2,776	0

*   Elected by holders of the Fund’s preferred stock voting as a separate class.

Directors whose term of office continued beyond this meeting are as follows: Robert J. Genetski, Philip R. McLoughlin, Geraldine M. McNamara, Christian H. Poindexter, Nathan I. Partain, and Carl F. Pollard.

		For	Against	Abstain
2.	Proposal to amend certain provisions of the Fund’s charter that govern the terms of the Fund’s preferred stock in order to permit the Fund, under certain circumstances, to depart from guidelines imposed by the ratings agencies.
	Common stock votes	11,700,841	558,234	361,862
	Preferred stock votes	2,765	0	0